

February 16, 2024

Greg Lehmkuhl
Chief Executive Officer
Lineage, Inc.
46500 Humboldt Drive
Novi, MI 48377

>   **Re: Lineage, Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted on January 31, 2024**
>   **CIK No. 0001868159**

Dear Greg Lehmkuhl:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

DRS/A filed on January 31, 2024

Prospectus Summary
Our Competitive Strengths, page 10

1. We note your updated disclosure regarding the value-added impact of your global integrated solutions segment. Please address the usefulness of the added disclosure in addressing your competitive strengths and ability to offer additional customer services to grow this line of business. Given your discussion of centers offering consolidation and drayage services, and allocation of EBITDA under each scenario to your integrated solutions and "warehouses alone," it is unclear whether you are providing additional context to consolidated EBITDA or if you are presenting EBITDA on a segment basis.

Therefore, please tell us how you considered Item 10(e) of Regulation S-K in providing such EBITDA amounts, or clarify your basis in GAAP to include such amounts.

Certain Relationships and Related Party Transactions, page 207

2. Please clarify the nature and purpose of the transactions with BG Lineage Holdings, LLC and with Lineage OP, LLC described on pages 207-210, and pages 215-217 under "Formation Transactions." Consider using descriptive subheadings to distinguish and organize your discussions of:
    - the conversion of Lineage OP, LLC from a limited liability company to a limited partnership,
    - the BLGH-managed liquidity and settlement process for BGLH and for Lineage OP, and
    - the alternative procedures by which Founders Equity Shares associated with the BGLH Class A units and Legacy Class A units will be settled.

3. In connection with prior comment 5, where you discuss the conversion of Lineage OP, LLC from a limited liability company to a limited partnership, please explain the purpose of reclassifying outstanding units into Legacy units and then to OP units instead of directly to OP units in the formation transaction.

4. We note disclosures that Founders Equity Shares will be settled not later than the third anniversary of the IPO, that legacy investors will elect to receive cash and/or securities during the liquidity and settlement process, and that the discussion of cutbacks refers to a "distribution." Please clarify whether by "distribution" you are referring to the reclassification of Legacy OP Units into OP Units by BGLH during the three years following the closing of the offering, as described on page 210. Please also clarify the role of the reclassifications in the BLGH-managed liquidity and settlement process for both BLGH and Lineage OP. For example, clarify whether this process will be completed by way of the reclassifications, or whether there are other distributions or transactions in addition to the reclassifications that will be undertaken to complete the liquidity and settlement process.

5. Where you discuss the settlement of the Founders Equity Share of BGLH Class A units and Lineage Class A OP units, please specify what "securities" legacy investors may elect to receive during the managed liquidity and settlement process, and clarify if true, that BG Cold, as the holder of the Founders Equity Share, will receive cash and/or securities consistent with the legacy investors' elections.

6. Where you discuss the settlement of the Founders Equity Shares, please clarify the sequence of events, including legacy investor elections, what triggers the settlement (for example, whether it is a reclassification initiated by BLGH or some other distribution or transaction), the cutback and the distribution, and clarify what distinguishes the time of the cutback from the time of the distribution. Please also disclose what security a holder of BGLH Class A or Legacy Class A OP units would hold as a consequence of electing to

settle Founders Equity Shares on cut-back securities at the time of the cutback or at the time of the distribution.

<u>Consequences of this Offering and the Formation Transactions, page 217</u>

7.   Please clarify whether your reference to "formation transactions" and the ownership information that follows includes transactions with legacy investors taking place during the three-year liquidity and settlement period. If not, please address how the proportionate interests of public stockholders disclosed here may be affected by those transactions.

    Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: Julian Kleindorfer, Esq.